SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated April 19, 2012

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Quarter 1 Financial Results

EPS of 19.4 cents per ADR – an increase of 11%.

DUBLIN, Ireland (April 19, 2012)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2012.

Quarter 1 Results

Total revenues for Q1, 2012 were $20.0m which compares to $18.7m in Q1, 2011, an increase of 7.4%.

Point-Of-Care revenues for Q1, 2012 increased by 13.3% when compared to Q1, 2011. This increase was mainly attributable to increased HIV sales in Africa.

Clinical Laboratory revenues increased from $14.1m to $14.9m, which represents an increase of 5.5% compared to Q1, 2011. This included increased revenues from sales of the new Premier instrument, including the first placements in the USA.

Revenues for Q1, 2012 by key product area were as follows:

	2011 Quarter 1	2012 Quarter 1	Increase
	US$’000	US$’000%
Point-of-Care	4,521	5,121	13.3%
Clinical Laboratory	14,133	14,905	5.5%

Total	18,654	20,026	7.4%

Gross profit for Q1, 2012 amounted to $10.3m representing a gross margin of 51.6% which represents an improvement from the 51.2% for the same period in 2011. This improvement was due to increased Point-Of-Care sales, which traditionally have higher gross margins. However, this was partially offset by lower margins on increased sales of Premier instruments.

Research and Development expenses increased from $0.7m to $0.8m, representing an increase of 23%. Meanwhile Selling, General and Administrative (SG&A) expenses increased from $5.0m to $5.2m compared to Q1, 2011. This was mainly due to professional fees related to the acquisition of Fiomi Diagnostics AB during the quarter.

Operating Profit increased from $3.7m to over $4.1m for Q1, 2012 which was an increase of 11.7%. In the same period operating margin increased from 19.8% to 20.6%.

Net financial income decreased slightly from $0.6m in Q1, 2011 to $0.5m this quarter.

Profit After Tax increased by almost 10% to $4.1m from $3.8m in the comparative period last year. Meanwhile, EPS for Q1, 2012 increased by 11% from 17.5 cents to 19.4 cents. The tax charge for Q1, 2012 was in line with the comparative period and represented an effective tax rate of 12.1%.

Free Cash Flows for the quarter were $1.4m and were impacted by the timing of revenue receipts and the anticipated increased working capital associated with moving to full production of the Premier instrument. Other significant cash movements in the quarter included cash payments of $5.6m related to the acquisition of Fiomi Diagnostics and share repurchases of $1m. The total cash balance at the end of the quarter was $65.5m and this will be increased by a further $11.25m following the receipt of the final deferred consideration payment from the Stago Group on April 30, 2012.

Recent Developments

•

The Company continued to sell its new Premier instrument, with sales during the quarter in Europe, Turkey, South America as well as the first placements in the USA. Overall, the launch of Premier is now gathering significant momentum. Having shipped 12 instruments in Q4, 2011, this increased to 31 instruments this quarter. With the increasing pace of sales in Europe and the USA, the number of instruments sold in Q2 can be expected to increase substantially. Further increases will be achieved when Chinese registration is obtained in Q4, 2012.

•

The Company announced it had obtained CE Marking and filed for FDA approval for its new point-of-care Uni-Gold™ Giardia test. This is the first of a range of new point-of-care tests to be developed at the Company’s San Diego facility and will be followed by tests for C Difficile, Cryptosporidium, Syphilis, Strep pneumonia and Herpes by the end of 2012.

•	The Company continued its share buyback program during the quarter, repurchasing 97,000 ADRs at a cost of $1m.

•

During the quarter Trinity completed the acquisition of Fiomi Diagnostics AB for $13.1m. This consisted of an upfront cash payment of $5.6m, 408,000 ADRs in Trinity Biotech and contingent consideration of $3.4m. Fiomi is at an advanced stage of developing a point-of-care test for Troponin I and other cardiac markers. The technology, which uses a micro-pillar flow technique, is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results which give more accurate results than the current established point-of-care tests in the $900m cardiac market.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “This quarter we have continued our growth trajectory in terms of both revenues and earnings. Revenues grew by 7% largely driven by increased HIV revenues and sales of our new A1c analyzer, the Premier. Meanwhile, profit after tax for the quarter increased to over $4m, thus resulting in an improvement of 11% in EPS to 19.4 cents.”

Ronan O’Caoimh, CEO, stated “We have had an extremely strong start to 2012. From a financial perspective we have continued to perform very well with the main highlights being the 13% growth in HIV revenues and the placement of our first Premier instruments in the USA.

During the quarter we acquired Fiomi Diagnostics AB, a Swedish company which is at an advanced stage in the development of a highly sensitive Troponin I test. This marks Trinity’s entry into the highly lucrative and growing $900m cardiac market. We expect to be selling this product in Europe in the second half of 2013 and in the USA by the end of Q2, 2014, once FDA approval has been obtained. This Troponin I test will be followed by a test for BNP and a multiplex cardiac panel, thus giving a complete suite of cardiac products. The technology also has a broad range of non-cardiac applications.

Also in the first quarter, we successfully launched the first of our new point-of-care products, a test for Giardia. This test was developed at our San Diego facility and will be followed by the launch of tests for C Difficile, Cryptosporidium, Syphilis, Strep pneumonia and Herpes by the end of the year.”

Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended March 31, 2012 (unaudited)	Three Months Ended March 31, 2011 (unaudited)
Revenues	20,026	18,654
Cost of sales	(9,683)	(9,097)

Gross profit	10,343	9,557
Gross profit %	51.6%	51.2%
Other operating income	175	297
Research & development expenses	(845)	(687)
Selling, general and administrative expenses	(5,204)	(5,046)
Indirect share based payments	(337)	(422)

Operating profit	4,132	3,699
Financial income	546	642
Financial expenses	(1)	(4)

Net financing income	545	638

Profit before tax	4,677	4,337
Income tax expense	(567)	(585)

Profit for the period	4,110	3,752

Earnings per ADR (US cents)	19.4	17.5
Diluted earnings per ADR (US cents)	18.6	16.9
Weighted average no. of ADRs used in computing basic earnings per ADR	21,217,683	21,388,026
Weighted average no. of ADRs used in computing diluted earnings per ADR	22,154,641	22,191,689

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	March 31, 2012 US$ ‘000 (unaudited)	Dec 31, 2011 US$ ‘000 (audited)
ASSETS
Non-current assets
Property, plant and equipment	7,823	7,626
Goodwill and intangible assets	59,832	45,390
Deferred tax assets	3,034	2,977
Other assets	528	493

Total non-current assets	71,217	56,486

Current assets
Inventories	19,301	19,838
Trade and other receivables	25,677	23,973
Income tax receivable	271	117
Cash and cash equivalents	65,499	71,085

Total current assets	110,748	115,013

TOTAL ASSETS	181,965	171,499

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,109	1,106
Share premium	3,086	2,736
Accumulated surplus	151,082	143,482
Other reserves	4,021	4,008

Total equity	159,298	151,332

Current liabilities
Interest-bearing loans and borrowings	70	108
Income tax payable	1,879	1,582
Trade and other payables	10,104	11,589
Provisions	50	50

Total current liabilities	12,103	13,329

Non-current liabilities
Other payables	3,273	10
Deferred tax liabilities	7,291	6,828

Total non-current liabilities	10,564	6,838

TOTAL LIABILITIES	22,667	20,167

TOTAL EQUITY AND LIABILITIES	181,965	171,499

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended March 31, 2012 (unaudited)	Three Months Ended March 31, 2011 (unaudited)
Cash and cash equivalents at beginning of period	71,085	58,002
Operating cash flows before changes in working capital	5,115	4,773
Changes in working capital	(1,821)	980

Cash generated from operations	3,294	5,753
Net Interest and Income taxes received	475	238
Capital Expenditure & Financing (net)	(2,387)	(2,105)

Free cash flow	1,382	3,886
Cash paid to acquire Phoenix Bio-tech	(333)	(1,000)
Cash paid to acquire Fiomi Diagnostics	(5,624)	—
Repurchase of own company shares	(1,011)	(1,070)

Cash and cash equivalents at end of period	65,499	59,818

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: April 19, 2012.